INTERCURE

TMX TSX TRUST

Appointment of Proxyholder – Form of Proxy

I/We, being holder(s) of ordinary shares (the "Shares") of InterCure Ltd., (the "Company"), hereby appoint: Alexander Rabinovich, Chief Executive Officer of the Company, or failing him, and Amos Cohen, Chief Financial Officer of the Company, OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Special Meeting of Shareholders (the "Holders") of the Company to be held at 3:00 pm (Israel Time) on August 14, 2023 (the "Meeting") to be held at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Nasdaq Dual Listing. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the dual listing of Company's Ordinary Shares on the Nasdaq Global Market (the "**Nasdaq**") and on Tel Aviv Stock Exchange (the "**TASE**"), in accordance with Section 35FF of the Israeli Securities Law, 5728-1968 (the "**Nasdaq Dual Listing Resolution**").

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the Nasdaq Dual Listing Resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

☐ YES ☐ NO

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________ ______________________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 3:00 p.m. (Israel time), on August 10, 2023

How to Vote

For Shareholders Who Hold Shares in Canada or the United States:

MAIL, FAX or EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  TSX Trust Company
  c/o Proxy Department
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com

An undated proxy is deemed to be dated on the day it was received by TSX Trust Company.

For Shareholders Who Hold Shares in Israel:

INTERNET

- Go to https://votes.isa.gov.il/
- Cast your vote online

MAIL

- Complete and return your signed proxy to:

  Intercure Ltd.
  85 Medinat ha-Yehudim Street
  Herzliya, 676670, Israel
  Attention: Chief Executive Officer

All proxies must be received by 3:00 p.m. (Israeli Time) on August 10, 2023.

7392757

Form of Proxy – Special Meeting of Shareholders of InterCure Ltd., to be held on August 14, 2023 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a Holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the Holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some Holders may own securities as both a registered and a beneficial Holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial Holder. Beneficial Holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial Holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All Holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.